

## Permanent Capital Solutions for Investment Managers

999 18th Street, Suite 3000
Denver, Colorado  80202
T:  (303) 357-4802
F:  (303) 893-2902

535 Madison Avenue, 19th Floor
New York, New York  10022
T:  (212) 688-2341
F:  (212) 688-2343

www.highburyfinancial.com

# Forward-Looking Statement

The following slide show was furnished to the Securities and Exchange Commission (SEC) as part of a Current Report on Form 8-K filed by Highbury Financial Inc. (Highbury) with the SEC on May 2, 2008.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Highbury's and Aston Asset Management LLC's (Aston) future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Highbury cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Highbury assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Highbury's SEC filings and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of advised or sponsored investment products; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to Highbury; (11) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Highbury; (12) the ability to attract and retain highly talented professionals; and (13) the impact of changes to tax legislation and, generally, the tax position of Highbury.

Highbury's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these factors in more detail and identify additional factors that can affect forward-looking statements.

# Overview of Highbury Financial Inc.

- Publicly traded investment management holding company with $4.7 billion of AUM as of March 31, 2008

- Objective is to partner with dynamic, accomplished firms seeking long-term growth

    - Provide permanent capital solutions to owners of investment management firms

    - Diversify by asset class, investment style, distribution channel, client type and management team

- Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administration resources of Aston Asset Management LLC

    - 17 wholesalers, approximately 400 selling agreements

    - Co-branded, sub-advised model

- Access to Berkshire Capital's proprietary deal flow, strategic guidance and extensive network of contacts throughout the U.S. and Europe

# Financial Highlights

| (all data in millions, except per share amounts) | Full Year 2007 | | First Quarter 2007 | | First Quarter 2008 | |
|---|---|---|---|---|---|---|
| Total revenue | $ | 42.1 | $ | 11.1 | $ | 9.3 |
| Net income | $ | 0.9 | $ | 1.0 | $ | 0.6 |
| Adjusted EBITDA (unaudited) * | $ | 5.7 | $ | 1.6 | $ | 1.1 |
| Cash Net Income (unaudited) * | $ | 4.5 | $ | 1.2 | $ | 0.9 |
| EPS - basic | $ | 0.09 | $ | 0.10 | $ | 0.07 |
| EPS - diluted | $ | 0.08 | $ | 0.09 | $ | 0.07 |
| Shares outstanding - basic | | 9.5 | | 9.5 | | 9.3 |
| Shares outstanding - diluted | | 10.8 | | 11.4 | | 9.3 |
| | **12/31/07** | | **3/31/07** | | **3/31/08** | |
| Cash and investments | $ | 11.9 | $ | 10.1 | $ | 8.6 |
| Debt | $ | - | $ | - | $ | - |
| Warrants outstanding | | 15.8 | | 15.8 | | 14.0 |
| Potential future warrant proceeds | $ | 79.1 | $ | 79.1 | $ | 70.0 |

- Note: Definitions for these metrics are provided on pages 31 and 32.

# Strong Core Shareholder Group

- Management Founders (21% of common stock)
  - 10 employees of Berkshire Capital, the leading merger and acquisition advisor to the investment management industry
  - Caledonia Investments plc, a UK investment trust controlled by the Cayzer family with market capitalization of US$2.4 billion as of March 31, 2008

- Major Investors (59% of common stock)
  - Wellington Management Company, LLP
  - Clayton Management Company
  - Potomac Capital Management, Inc.
  - North Star Investment Management Corp.
  - Talon Asset Management, LLC
  - Royce & Associates, LLC
  - Second Curve Capital, LLC

# Directors and Officers

|  | Background | Transactions | Experience | Education |
|---|---|---|---|---|
| **R. Bruce Cameron, CFA**<br>Chairman | President & Co-Founder, Berkshire | 221 transactions<br>$9.7 billion value | 25 yrs Berkshire<br>30 yrs total | Harvard MBA<br>Trinity BA |
| **Richard S. Foote, CFA**<br>President, CEO & Director | Managing Director, Berkshire | 29 transactions<br>$2.2 billion value | 14 yrs Berkshire<br>23 yrs total | Harvard BA |
| **R. Bradley Forth, CFA**<br>EVP & CFO | Vice President, Berkshire | 18 transactions<br>$1.3 billion value | 7 yrs Berkshire<br>7 yrs total | Duke BS & BA |
| **Aidan J. Riordan**<br>Director | Partner, Calvert Street Capital Partners | $1.3 billion total<br>$500 million CSCP | 5 yrs CSCP<br>14 yrs total | Columbia MBA<br>Pennsylvania BA |

# Experienced Team & Resources



| | | |
|---|---|---|
| Quality reputation and transaction track record | Wealth of industry relationships | Value-added proprietary resources |
| Public vehicle for permanent capital | SUCCESSFUL PARTNERSHIP | Capability and commitment |
| Focus on sustained growth and stability | Flexible structures | Sponsorship by Berkshire Capital partners and industry leaders |

# Business Strategy Highlights

- Acquire majority equity positions in investment management firms with significant growth potential

- Partner with superior management teams
  - Corporate divestitures
  - Management buyouts
  - Liquidity to unwind strategic joint ventures
  - Liquidity for departing individual partners
  - Diversification for founders and transition to next generation
  - Exit strategies for private equity funds

- Affiliates to operate independently
  - Highbury not active in day-to-day management
  - Retained ownership interest by affiliate management aligns interests with Highbury's shareholders

- Seek diversified affiliates to provide growth potential with reduced downside risk

# Investment Management Firms Provide Attractive Economics to Owners


Upward Market Bias
Increasing Demand
Low Financial Capital Requirements
GROWING MARGINS AND ROI
High Cash Flow
High Intellectual Capital Requirements
High Operating Leverage

# Variety of Target Types



Institutional Managers
Mutual Funds
High Net Worth
Real Estate
SUCCESSFUL BUSINESS COMBINATIONS
Turnkey Investment Management
Private Equity
Hedge Funds
Funds of Funds

# Robust Deal Flow Within Investment Management Industry

## Total Transaction Value ($B)



## Number of Transactions



Source: Berkshire Capital Securities LLC

# Partnership Criteria


Management integrity, character and ethics
Shared goals, values and alignment of interests
Team and/or successors committed for 7 years or more
Sustainable revenue growth of 10% or more
Operating leverage from fixed cost base
Pre-tax profits of $5 - $40 million
Founder diversification
Partner buyout
MBO
SUCCESSFUL BUSINESS COMBINATION

HFI HIGHBURY FINANCIAL INC.

11

# Compelling Opportunity for Investment Managers

- Structuring flexibility to preserve current value and maximize potential
    - Highbury able to negotiate and execute transaction efficiently to minimize risk
    - No integration (unlike strategic sale)
    - No interference with day-to-day management

- Permanent capital solution
    - No future liquidity event or exit strategy required (unlike private equity sources)
    - Ongoing value creation for management through equity ownership
    - Equity recycling to next generation of management to ensure long-term stability and growth
    - Joint ownership by Highbury and management provides alignment of interests

- Ongoing strategic input from Highbury and Aston
    - Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administrative resources (17 wholesalers, approximately 400 selling agreements)
    - Introductions to new business opportunities
    - Industry insights and professional relationships
    - Employee compensation, incentive, retention and succession structures
    - Marketing, distribution and competitive positioning strategies
    - Valuations

# Overview of Revenue Sharing

- Revenues divided into operating allocation and owners' allocation

    - Operating allocation covers all expenses associated with the business; any residual income after expenses is additional compensation to the management team

    - Owners' allocation is distributed pro rata to the equity owners of the business

- Highbury acquires 51% - 80% of the owners' allocation

    - Balance of owners' allocation retained by management

    - Joint ownership provides for alignment of interests

- Preserve integrity and autonomy of affiliate franchise

    - Retain brand

    - Permanent delegation of full operating authority

    - Highbury approval required for limited set of major decisions

    - No integration with legacy investment process or distribution system

    - Contractual protections for all parties in operating agreement

    - Long-term, enforceable restrictive covenants in employment contracts and definitive transaction agreements

# Key Drivers of Value

| | | |
|---|---|---|
| Organic Growth | $\longrightarrow$ | YES |
| Operational Changes | $\longrightarrow$ | NO |
| Financial Leverage | | |
|     Affiliates | $\longrightarrow$ | NO |
|       Holding Company | $\longrightarrow$ | YES (limited) |
| P/E Expansion | $\longrightarrow$ | YES |
| Diversified Group of Partners | $\longrightarrow$ | YES |

## Strategy Provides Long-Term Value Creation for Shareholders


LONG TERM GROWTH
Initial Acquisition
Internal Growth
Prudent Use of Leverage
Serial Acquisitions
Potential Warrant Proceeds
Range of Strategic Alternatives

# Summary

### Unique Capital Source

- Permanent equity capital
- Flexible approach to transaction structuring
- Liquidity with retained equity upside
- Permanent full delegation of operations
- No integration with legacy infrastructure

### Premier Shareholder Group

- Employees of Berkshire Capital - leading M&A advisor to investment management firms
- Caledonia Investments plc
- Long term fundamental investors

SUCCESSFUL PARTNERSHIP

### Compelling Opportunity for Partner

- Eliminates need for future sale process
- Equity incentives for management
- Support and strategic input from Highbury
- Proprietary mutual fund distribution

# Aston Funds Supplemental Information

# Highlights of Aston Asset Management LLC

- $4.5 billion of mutual fund AUM and $151 million of separate account AUM as of March 31, 2008

- 13 funds opened since closing of acquisition
  - Aston/Optimum Large Cap Opportunity Fund (December 2006)
  - Aston/River Road Small-Mid Cap Fund (March 2007)
  - Aston/Neptune International Fund (August 2007)
  - Aston/Resolution Global Equity Fund (August 2007)
  - Aston/ABN AMRO Global Real Estate Fund (August 2007)
  - Aston/SGA International Small-Mid Cap Fund (November 2007)
  - Aston/Barings International Fund (November 2007)
  - Aston/Montag & Caldwell Mid Cap Growth Fund (November 2007)
  - Aston/Cardinal Mid Cap Value Fund (November 2007)
  - Aston/ClariVest Mid Cap Growth Fund (November 2007)
  - Aston/Smart Allocation ETF Fund (January 2008)
  - Aston/MB Enhanced Equity Income Fund (January 2008)
  - Aston/New Century Absolute Return ETF Fund (March 2008)

- Four funds closed or merged as a result of poor investment performance, portfolio manager turnover or for other reasons since closing of acquisition

# Highlights of Aston Asset Management LLC

- Diversified, scalable operating platform
  - 17 sales and client service professionals
  - Approximately 400 selling agreements in place
  - 17 high quality sub-advisors; five with limited non-compete provisions
  - Operations, administration and compliance

- Outstanding management team
  - Shared values of integrity, character and ethics
  - Track record of leading successful growth, internally and by acquisition
  - Distribution, management and operating experience complement Highbury management

# Broad Array of High Quality Investment Products

- Diversified mix of equity and fixed income mutual funds

- Funds managed by multiple independent sub-advisors with unique investment styles

- Competitive investment performance across the platform

- 3 funds with Overall Morningstar Ratings of 4 or 5 stars; 8 funds with 3 stars

| EQUITY FUNDS | Value | Blend | Growth |
|---|---|---|---|
| Large | ★★★ | ★★★ | ★★★★★ ★★★★ |
| Medium | | ★★★★ | |
| Small | | ★★★ | |

| FIXED INCOME FUNDS | Short | Intermediate | Long |
|---|---|---|---|
| High | ★★★ | ★★★ ★★★ | |
| Medium | | | |
| Low | | | |

Source: Morningstar, as of March 31, 2008

# Strong Relationship with Diversified Group of Sub-Advisors

- Open-architecture, sub-advised platform brings strategic relationships and limited non-competes in the current product styles through November 30, 2011, subject to certain exceptions
    - ABN AMRO Asset Management
    - Baring Asset Management Limited
    - Cardinal Capital Management, LLC
    - ClariVest Asset Management LLC
    - MB Investment Partners, Inc.
    - McDonnell Investment Management, LLC
    - MFS Investment Management
    - Montag & Caldwell (ABN AMRO affiliate)
    - Neptune Investment Management, Ltd.
    - New Century Capital Management LLC
    - Optimum Investment Advisors
    - River Road Asset Management (ABN AMRO affiliate)
    - Smart Portfolios, LLC
    - Strategic Global Advisors, LLC
    - TAMRO Capital Partners
    - Taplin, Canida & Habacht, Inc.
    - Veredus Asset Management (ABN AMRO affiliate)

# Historical Mutual Fund Assets Under Management and Net Flows

**Equity AUM ($bn)**



**Fixed Income AUM ($bn)**



**Equity Net Flows ($bn)**



**Fixed Income Net Flows ($bn)**



Source: Strategic Insight and FRC for periods prior to 2007. Aston Asset Management LLC for periods beginning in 2007 and thereafter.
Note: Does not include separate account assets under management.

**HFI HIGHBURY FINANCIAL INC.**

# Diverse Growth Opportunities for Aston

- Internal growth of existing products
  - Market appreciation
  - Future net asset flows
  - 22 funds with less than $200 million in assets
    - Established investment performance track records
    - Capacity for new assets has potential to drive future growth

- Additional product lines
  - Money Market Fund Administration Agreement executed September 1, 2006 ($3.0 billion in assets as of March 31, 2008)
  - Expansion of separately managed account platform
  - Incubation and adoption of additional funds with existing and new sub-advisors

- Accretive add-on acquisitions

# Diverse Family of Mutual Funds

| Fund | Subadvisor | Morningstar Category | Morningstar Rating | Inception | AUM ($m) 3/31/08 | % of Total AUM |
|------|-----------|---------------------|-------------------|-----------|-----------------|----------------|
| **EQUITY FUNDS** | | | | | | |
| Aston/Montag & Caldwell Growth | Montag & Caldwell | Large Growth | ★★★★ | Nov 1994 | $1,779 | 39.3% |
| Aston/Optimum Mid Cap | Optimum Investment Advisors | Mid Cap Blend | ★★★★ | Sep 1994 | 864 | 19.1% |
| Aston Value | MFS Institutional Advisors | Large Value | ★★★ | Jan 1993 | 361 | 8.0% |
| Aston/TAMRO Small Cap | TAMRO Capital | Small Blend | ★★★ | Nov 2000 | 324 | 7.2% |
| Aston/ABN AMRO Growth | Montag & Caldwell | Large Growth | ★★ | Dec 1993 | 288 | 6.4% |
| Aston River Road Small Cap Value | River Road Asset Management | Small Value | -- | Jun 2005 | 258 | 5.7% |
| Aston/Veredus Aggressive Growth | Veredus Asset Management | Small Growth | ★★ | Jun 1998 | 147 | 3.2% |
| Aston/Veredus Select Growth | Veredus Asset Management | Large Growth | ★★★★★ | Dec 2001 | 99 | 2.2% |
| Aston/River Road Small-Mid Cap | River Road Asset Management | Small Value | -- | Mar 2007 | 71 | 1.6% |
| Aston/ABN AMRO Real Estate | ABN AMRO Asset Management | Specialty-Real Estate | ★★★ | Dec 1997 | 68 | 1.5% |
| Aston/River Road Dynamic Equity | River Road Asset Management | Mid Cap Value | -- | Jun 2005 | 40 | 0.9% |
| Aston Balanced | Montag & Caldwell | Moderate Allocation | ★★ | Sep 1995 | 25 | 0.6% |
| Aston/Montag & Caldwell Balanced | Montag & Caldwell | Moderate Allocation | ★★★ | Nov 1994 | 17 | 0.4% |
| Aston/ABN AMRO Global Real Estate | ABN AMRO Asset Management | Specialty-Real Estate | -- | Aug 2007 | 17 | 0.4% |
| Aston/TAMRO All Cap | TAMRO Capital | Large Blend | ★★★ | Nov 2000 | 12 | 0.3% |
| Aston/Optimum Large Cap Opportunity | Optimum Investment Advisors | Large Growth | -- | Dec 2006 | 10 | 0.2% |
| Aston/Neptune International Fund | Neptune Investment Management | Foreign Large Growth | -- | Aug 2007 | 10 | 0.2% |
| Aston/MB Enhanced Equity | MB Investment Partners | Large Value | -- | Jan 2008 | 10 | 0.2% |
| Aston/Barings International | Baring Asset Management | Foreign Large Blend | -- | Nov 2007 | 7 | 0.2% |
| Aston/Smart Allocation ETF | Smart Portfolios, LLC | Large Blend | -- | Jan 2008 | 2 | 0.0% |
| Aston/Montag & Caldwell Mid Cap Growth | Montag & Caldwell | Mid Cap Growth | -- | Nov 2007 | 2 | 0.0% |
| Aston/New Century Absolute Return | New Century Capital Management | Moderate Allocation | -- | Mar 2008 | 1 | 0.0% |
| Aston/Cardinal Mid Cap Value | Cardinal Capital Management | Mid Cap Value | -- | Nov 2007 | 1 | 0.0% |
| Aston/SGA Small-Mid Cap | Strategic Global Advisors | Foreign Small/Mid Growth | -- | Nov 2007 | 1 | 0.0% |
| Aston/Clarivest Mid Cap Growth | ClariVest Asset Management | Mid Cap Growth | -- | Nov 2007 | > 0 | 0.0% |
| Total Equity Funds | | | | | 4,415 | 97.5% |
| **FIXED INCOME FUNDS** | | | | | | |
| Aston/TCH Fixed Income | Taplin, Canida & Habacht | Int. Term Bond | ★★★ | Dec 1993 | $88 | 1.9% |
| Aston/McDonnell Municipal Bond | McDonnell Investment Management | Muni National Interm | ★★★ | Dec 1993 | 14 | 0.3% |
| Aston/TCH Investment Grade Bond | Taplin, Canida & Habacht | Short Term Bond | ★★★ | Oct 1995 | 13 | 0.3% |
| Total Fixed Income Funds | | | | | 115 | 2.5% |
| **Total AUM** | | | | | **$4,530** | **100.0%** |

Source: Morningstar, as of March 31, 2008

# Diverse Family of Mutual Funds

| Fund | Subadvisor | Morningstar Category | Morningstar Rating | AUM ($m) 3/31/08 | Annualized Total Returns | | |
|---|---|---|---|---|---|---|---|
| | | | | | 1-Year | 3-Years | 5-Years |
| **EQUITY FUNDS** | | | | | | | |
| Aston/Montag & Caldwell Growth | Montag & Caldwell | Large Growth | ★★★★ | $1,779 | 8.6% | 8.1% | 8.8% |
| Aston/Optimum Mid Cap | Optimum Investment Advisors | Mid Cap Blend | ★★★★ | 864 | -0.3% | 8.7% | 18.1% |
| Aston Value | MFS Institutional Advisors | Large Value | ★★★ | 361 | -5.2% | 7.3% | 13.9% |
| Aston/TAMRO Small Cap | TAMRO Capital | Small Blend | ★★★ | 324 | -17.0% | 5.7% | 15.0% |
| Aston/ABN AMRO Growth | Montag & Caldwell | Large Growth | ★★ | 288 | -4.8% | 1.3% | 5.8% |
| Aston River Road Small Cap Value | River Road Asset Management | Small Value | -- | 258 | -14.1% | - | - |
| Aston/Veredus Aggressive Growth | Veredus Asset Management | Small Growth | ★★ | 147 | -12.8% | -1.3% | 10.5% |
| Aston/Veredus Select Growth | Veredus Asset Management | Large Growth | ★★★★★ | 99 | 6.1% | 9.0% | 15.6% |
| Aston/River Road Small-Mid Cap | River Road Asset Management | Small Value | -- | 71 | -11.7% | - | - |
| Aston/ABN AMRO Real Estate | ABN AMRO Asset Management | Specialty-Real Estate | ★★★ | 68 | -21.1% | 10.5% | 17.2% |
| Aston/River Road Dynamic Equity | River Road Asset Management | Mid Cap Value | -- | 40 | -4.7% | - | - |
| Aston Balanced | Montag & Caldwell | Moderate Allocation | ★★ | 25 | -1.8% | 2.6% | 5.4% |
| Aston/Montag & Caldwell Balanced | Montag & Caldwell | Moderate Allocation | ★★★ | 17 | 8.3% | 6.7% | 6.6% |
| Aston/ABN AMRO Global Real Estate | ABN AMRO Asset Management | Specialty-Real Estate | -- | 17 | - | - | - |
| Aston/TAMRO All Cap | TAMRO Capital | Large Blend | ★★★ | 12 | -4.9% | 4.2% | 11.5% |
| Aston/Optimum Large Cap Opportunity | Optimum Investment Advisors | Large Growth | -- | 10 | -0.7% | - | - |
| Aston/Neptune International Fund | Neptune Investment Management | Foreign Large Growth | -- | 10 | - | - | - |
| Aston/MB Enhanced Equity | MB Investment Partners | Large Value | -- | 10 | - | - | - |
| Aston/Barings International | Baring Asset Management | Foreign Large Blend | -- | 7 | - | - | - |
| Aston/Smart Allocation ETF | Smart Portfolios, LLC | Large Blend | -- | 2 | - | - | - |
| Aston/Montag & Caldwell Mid Cap Growth | Montag & Caldwell | Mid Cap Growth | -- | 2 | - | - | - |
| Aston/New Century Absolute Return | New Century Capital Management | Moderate Allocation | -- | 1 | - | - | - |
| Aston/Cardinal Mid Cap Value | Cardinal Capital Management | Mid Cap Value | -- | 1 | - | - | - |
| Aston/SGA Small-Mid Cap | Strategic Global Advisors | Foreign Small/Mid Growth | -- | 1 | - | - | - |
| Aston/Clarivest Mid Cap Growth | ClariVest Asset Management | Mid Cap Growth | -- | > 0 | - | - | - |
| Total Equity Funds | | | | 4,415 | | | |
| **FIXED INCOME FUNDS** | | | | | | | |
| Aston/TCH Fixed Income | Taplin, Canida & Habacht | Int. Term Bond | ★★★ | $88 | 4.1% | 4.6% | 4.0% |
| Aston/TCH Investment Grade Bond | Taplin, Canida & Habacht | Short Term Bond | ★★★ | 13 | 3.2% | 3.5% | 2.7% |
| Aston/McDonnell Municipal Bond | McDonnell Investment Management | Muni National Interm | ★★★ | 14 | 3.9% | 3.5% | 3.0% |
| Total Fixed Income Funds | | | | 115 | | | |
| **Total AUM** | | | | $4,530 | | | |

Source: Morningstar, as of March 31, 2008. Performance shown for N-class Funds.

# Highbury Supplemental Information

# Highbury Officers and Directors – R. Bruce Cameron, CFA

R. Bruce Cameron, CFA has been our chairman of the board since our inception. Mr. Cameron has been the president and chief executive officer of Berkshire Capital Securities LLC, or Berkshire Capital, a New York-based investment banking firm, since its formation in May 2004. Mr. Cameron co-founded Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, in 1983 as the first independent investment bank covering the financial services industry, with a focus on investment management and capital markets firms. Mr. Cameron and his partners have advised on approximately 221 mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of nearly $417 billion and aggregate transaction value in excess of $9.7 billion. Mr. Cameron is the managing member of Broad Hollow LLC, an entity formed for the purpose of facilitating the investments in us made by our founding shareholders, which owns 776,250 shares of our common stock and 75,000 of our units. Prior to forming Berkshire Capital Corporation, Mr. Cameron was an associate director of Paine Webber Group Inc.'s Strategic Planning Group from 1981 through 1983. Mr. Cameron began his career at Prudential Insurance Company from 1978 through 1980, working first in the Comptroller's Department and then in the Planning & Coordination Group. Mr. Cameron was graduated from Trinity College, where he received a B.A. in Economics, and from Harvard Business School, where he received an M.B.A. Mr.  Cameron also attended the London School of Economics. Mr. Cameron is a CFA charterholder and is on the membership committee of the New York Society of Security Analysts. Mr. Cameron is a director of Capital Counsel LLC in New York City, a high net worth investment management firm he advised when it was established. Mr. Cameron is a Fellow of the Life Management Institute. He is also a past trustee of the Securities Industry Institute.

# Highbury Officers and Directors – Richard S. Foote, CFA

Richard S. Foote, CFA has been our president and chief executive officer and a member of our board of directors since our inception. Mr. Foote has been a managing director of Berkshire Capital since its formation in May 2004 and a managing director, principal and vice president of Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, since 1994. Since 1994, Mr. Foote has advised on 29 completed mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of approximately $128 billion and aggregate transaction value of approximately $2.2 billion. Mr. Foote is a director of Berkshire Capital and serves on its compensation committee, commitment committee and technology committee. From 1991 through 1994, Mr. Foote was a co-founder and partner of Knightsbridge Capital Partners, a partnership engaged in investment banking and merchant banking activities. From 1985 to 1991, Mr. Foote was a vice president, an associate, and an analyst in the investment banking division of PaineWebber Incorporated, primarily working on mergers, acquisitions and the issuance of equity and debt securities. Mr. Foote was graduated from Harvard College, cum laude, in 1985 with an A.B. in Economics. Mr. Foote is a CFA charterholder and a member of the CFA Institute, the New York Society of Security Analysts, the Pension Real Estate Association and the National Council of Real Estate Investment Fiduciaries.

# Highbury Officers and Directors – R. Bradley Forth, CFA

R. Bradley Forth, CFA has been our executive vice president, chief financial officer and secretary since our inception. Mr. Forth has been a vice president and an associate at Berkshire Capital since its formation in May 2004 and an associate and an analyst at Berkshire Capital Corporation, the predecessor firm to Berkshire Capital since 2001. Mr. Forth has advised on 18 mergers and acquisitions of financial services companies with aggregate transaction value of approximately $1.3 billion. He was graduated from Duke University in 2001 with a B.S. in Economics and a B.A. in Chemistry. Mr. Forth is a CFA charterholder and a member of the CFA Institute and the New York Society of Security Analysts.

# Highbury Officers and Directors – Aidan J. Riordan

Aidan J. Riordan has been a member of our board of directors since May 2007. Mr. Riordan is a partner at Calvert Street Capital Partners, Inc. ("CSCP"), a Baltimore-based private equity investment firm focused on middle-market manufacturing and service companies. Previously, he was an associate with Castle Harlan, Inc., a New York-based middle-market private equity partnership from 2000 to 2003. Mr. Riordan also served as an associate for Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, from 1994 to 1998. He holds a B.A. in Economics from the University of Pennsylvania and a M.B.A. in Finance from Columbia Business School. Mr. Riordan currently serves on the boards of directors for two CSCP portfolio companies, Universal Millennium, a printing and graphics services company, and ADAPCO, a distributor of specialty chemicals and equipment.

# Disclosure – Adjusted EBITDA

As supplemental information, we provide information regarding Adjusted EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. Adjusted EBITDA means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) interest expense, plus (d) depreciation, plus (e) other non-cash expenses, plus (f) income tax expense. This definition of Adjusted EBITDA is consistent with the definition of EBITDA used in our credit facility. Adjusted EBITDA, as calculated by us, may not be consistent with computations of Adjusted EBITDA by other companies. As a measure of liquidity, we believe that Adjusted EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We provide this non-GAAP measure because our management uses this information when analyzing the Company's financial position.  The following table provides a reconciliation of net income to Adjusted EBITDA.

| | Full Year 2007 | First Quarter 2007 | First Quarter 2008 |
|---|---|---|---|
| | (unaudited) | (unaudited) | (unaudited) |
| Net Income (loss) - GAAP | $ 852,892 | $ 974,899 | $ 624,279 |
| Income tax expense | 498,792 | 573,932 | 400,834 |
| Interest expense | - | - | - |
| Impairment of intangibles | 4,110,000 | - | - |
| Depreciation and other amortization | 222,114 | 34,864 | 49,059 |
| Other non-cash expenses | - | - | - |
| Adjusted EBITDA | $ 5,683,798 | $ 1,583,695 | $ 1,074,172 |

# Disclosure – Cash Net Income

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, GAAP Net Income. Cash Net Income means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) deferred taxes related to intangible assets, plus (d) affiliate depreciation, plus (e) other non-cash expenses. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of our interest in our affiliated investment management firm. Cash Net Income is not a measure of financial performance under GAAP and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Cash Net Income is used by our management and board of directors as a performance benchmark.

|  | Full Year | First Quarter | |
|---|---|---|---|
|  | 2007 | 2007 | 2008 |
|  | (unaudited) | (unaudited) | (unaudited) |
| Net Income (loss) - GAAP | $ 852,892 | $ 974,899 | $ 624,279 |
| Intangible-related deferred taxes | (648,507) | 224,968 | 233,263 |
| Other non-cash expenses | - | - | - |
| Impairment of intangibles | 4,110,000 | - | - |
| Affiliate depreciation | 222,114 | 34,864 | 49,059 |
| Cash net income | $ 4,536,499 | $ 1,234,731 | $ 906,601 |
|  |  |  |  |
| Weighted average share outstanding, basic | 9,527,000 | 9,527,000 | 9,261,221 |
| Dilutive effect of warrants* | 1,225,904 | 1,918,418 | - |
| Weighted average shares outstanding, diluted | 10,752,904 | 11,445,418 | 9,261,221 |

* Reflects dilutive effect of warrants outstanding with a $5.00 exercise price, using the treasury stock method and based on a weighted average stock price for the periods of $5.42, $3.81 and $5.69, respectively.

# Disclosure

Source of data on pages 20, 24 and 25 is Morningstar, Inc.  Past performance is no guarantee of future results.  For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating$^{TM}$ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance.  The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star.  (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)  The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5-and 10-year (if applicable) Morningstar Rating metrics.



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R. Bruce Cameron, CFA

T: (212) 688-2349

F: (212) 688-2343

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Richard S. Foote, CFA

T: (212) 688-2341

F: (212) 688-2343

rfoote@highburyfinancial.com

R. Bradley Forth, CFA

T: (303) 357-4802

F: (303) 893-2902

bforth@highburyfinancial.com